

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 12, 2006

Mr. Mr. David A. Dyck
Chief Financial Officer
Western Oil Sands Inc.
2400 Ernst & Young Tower
440 – 2$^{nd}$ Avenue S.W.
Calgary, Alberta  CANADA  T2P 5E9

> **Re:** **Western Oil Sands Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 29, 2006**
> **File No. 333-90736**

Dear Mr. Dyck:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief